Mail Stop 3561

October 3, 2008

Mr. Jim Arabia
Chief Executive Officer
Execute Sports, Inc.
21143 Hawthorne BL #425
Torrance, CA 90503

>   **Re: Execute Sports, Inc.**
>   **Form 10-KSB for Fiscal Year Ended December 31, 2007**
>   **Filed March 31, 2008**
>   **Form 10-Q for Fiscal Quarter Ended June 30, 2008**
>   **Filed August 19, 2008**
>   **File No. 000-52829**

Dear Mr. Arabia:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB

Item 8A(T). – Controls and Procedures, page 28

1. We read your response to our prior comment one. Your proposed revisions do not include a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting in accordance with Item 308T(a)(1) of Regulation S-B. Please revise.

2. We note that in evaluating your disclosure controls and procedures, you considered the material weakness in your internal control over financial reporting "among other matters." Please revise to disclose these "other matters" that contributed to your conclusion that your disclosure controls and procedures were not effective. In addition, please revise to disclosure how you plan to remedy these "other matters," as applicable.

3. Your proposed response to our prior comment one includes two conflicting conclusions regarding the effectiveness of disclosure controls and procedures. Under the heading, (A) Evaluation of Disclosure Controls and Procedures, you state that your disclosure controls and procedures were <u>not effective</u>. Under the heading Limitations on the Effectiveness of Internal Controls, you state that your disclosure controls and procedures are <u>effective</u>. Please revise to clarify this inconsistency.

Form 10-Q for the Quarterly Period Ended June 30, 2008

Section 302 Certification

4. We read your response to our prior comment three; however, you have not addressed our comment. Considering that you are no longer a small business issuer and are required to comply with Regulation S-K, please revise your Section 302 certifications to your Form 10-Q for the period ending June 30, 2008 to remove references to yourself as a "small business issuer."

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Blaise Rhodes, Staff Accountant, at (202) 551-3774 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services